December 16, 2010
PRIVILEGED AND CONFIDENTIAL
VIA EDGAR TRANSMISSION
AND FACSIMILE
Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Permian Basin Royalty Trust
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 1, 2010
Forms 10-Q for Fiscal Quarters Ended March 31, 2010, June 30, 2010, and September 30, 2010
Filed May 6, 2010, August 4, 2010, and November 5, 2010
File No. 001-08033
Dear Mr. Schwall:
     As counsel for and on behalf of Bank of America, N.A. (the “Trustee”), as trustee of the Permian Basin Royalty Trust (the “Trust”), we have the following response to the comment of the Staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated December 7, 2010, to Ron E. Hooper. Our response is based upon information provided to us by, or on behalf of, the Trustee. Our response is numbered to correspond to the number used to designate the Staff’s comment in your comment letter.
     Form 10-K for Fiscal Year Ended December 31, 2009
     Properties, page 8
1.	Please provide the disclosure required by Items 1205 and 1206 of Regulation S-K for the Texas Royalty Properties or tell us why such disclosure is not required.

Response: The Trust is a passive entity that holds net overriding royalty interests in certain producing oil and gas properties, but does not operate any of the properties. The information called for by Items 1205 and 1206, such as numbers of wells and present activities on the properties is not typically provided to holders of net overriding royalty

   Mr. H. Roger Schwall
   December 16, 2010

interests, as stated on page 9 of the Trust’s Form 10-K. While Burlington Resources Oil & Gas Company, LP (“BROG”), as the successor to the sponsor company that created the Trust provides information regarding the numbers of wells and present activities for the Waddell Ranch Properties, BROG is not the operator of the Texas Royalty Properties, and the operators of the Texas Royalty Properties do not provide information to the Trust of the type called for by Items 1205 and 1206. Consequently, the Trust is unable to disclose such information for the Texas Royalty Properties.

2.	Please provide the disclosure required by Item 1208(b) of Regulation S-K for both the Waddell Ranch and Texas Royalty Properties or tell us why such disclosure is not required.

Response: Similar to the response to comment 1 above, the Trust is not provided with information regarding undeveloped acreage for the Texas Royalty Properties, as such information is typically not provided to holders of net overriding royalty interests. As a result, we are unable to disclose such information for the Texas Royalty Properties. There was no undeveloped acreage on the Waddell Ranch Properties as of December 31, 2009. We propose to clarify in future filings that there is no undeveloped acreage on the Waddell Ranch Properties.

Exhibit 99.1 and Exhibit 99.2

3.	Please ask Cawley, Gillespie & Associates, Inc., your independent third-party engineer, to revise its reports to comply with the following items under Item 1202(a)(8) of Regulation S-K. In this regard, we note that the report references an appendix, but no such appendix was filed.
•	The date on which the reports were completed.

•	The proportion of your total reserves covered by the report filed as Exhibit 99.2.

•	A description of the assumptions, data, methods, and procedures used in connection with the preparation of the reports, and a statement that such assumptions, data, methods, and procedures are appropriate for the purpose served by the reports.

•	A discussion of primary economic assumptions, including, without limitation, the benchmark prices of oil and gas at December 31, 2009.

•	A discussion of the possible effects of regulation on your ability to recover the reserves.

•	A statement that the engineer has used all methods and procedures it considered necessary under the circumstances to prepare the report.

•	A brief summary of the conclusions reached with respect to the reserves estimates.

   Mr. H. Roger Schwall
   December 16, 2010

Also, please enhance the disclosure in the Exhibit 99.1 and 99.2 reports to clarify the methodology used for calculating the prices. For example, the reference at page 2 of Exhibit 99.1 to December 31, 2009 oil and gas prices does not appear to comply with Rule 4-10(a)(22) of Regulation S-X.

Response: Attached as Exhibit A to this letter is a revised report prepared by Cawley, Gillespie & Associates, Inc. which addresses your comments above. We would propose to request Cawley, Gillespie & Associates, Inc. to use this form of letter with respect to future Trust filings.
     Form 10-Q for the Quarter Ended March 31, 2010
4.	Please include a discussion of your liquidity and capital resources. Please provide us a draft of your proposed disclosure in your response letter. This comment also applies to your quarterly reports on Form 10-Q for the quarters ended June 30, and September 30, 2010.

Response: Liquidity and capital resources did not change for the quarters ended March 31, June 30 or September 30, 2010 from the Trust’s discussion of liquidity and capital resources in its Form 10-K which read:

“Liquidity and Capital Resources

As stipulated in the Trust Agreement, the Trust is intended to be passive in nature and the Trustee does not have any control over or any responsibility relating to the operation of the Underlying Properties. The Trustee has powers to collect and distribute proceeds received by the Trust and pay Trust liabilities and expenses and its actions have been limited to those activities. The Trust is a passive entity and other than the Trust’s ability to periodically borrow money as necessary to pay expenses, liabilities and obligations of the Trust that cannot be paid out of cash held by the Trust, the Trust is prohibited from engaging in borrowing transactions. As a result, other than such borrowings, if any, the Trust has no source of liquidity or capital resources other than the Royalties.”

As set forth in the discussion above, the Trustee’s ability to undertake any actions which would result in a change to liquidity or capital resources is extremely limited, however, to the extent there is any material change in liquidity or capital resources during any fiscal quarter, the Trust will report such change in its quarterly reports on Form 10-Q.

The Trustee acknowledges that:
•	The Trustee is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Trustee may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   Mr. H. Roger Schwall
   December 16, 2010

          Please direct any questions or additional comments regarding this letter to the undersigned at (214) 969-1763.

Sincerely,
/s/ AMY R. CURTIS
Amy R. Curtis

Exhibit A
February 10, 2010
Mr. Ron Hooper
Permian Basin Royalty Trust
901 Main Street, 17th Floor
Dallas, Texas 75020-3714

Re:	Evaluation Summary Permian Basin Royalty Trust Interests Proved Reserves As of December 31, 2009
Dear Mr. Hooper:
     As requested, we are submitting our estimates of proved reserves and our forecasts of the resulting economics attributable to the Permian Basin Royalty Trust interests effective as of December 31, 2009, completed this day February 10, 2010. This report has been prepared pursuant to the rules, regulations and guidelines of the Securities and Exchange Commission for reporting corporate reserves and future net revenue. It is our understanding that the proved reserves estimated in this report constitute 100 percent of the proved reserves owned by the Permian Basin Royalty Trust.
     Composite reserve estimates and economic forecasts for the proved reserves are summarized below:

			Texas Royalty	Waddell Ranch Properties
			Properties		Proved
			Proved	Proved	Developed
		Total	Developed	Developed	Non-	Proved
		Proved	Producing	Producing	Producing	Undeveloped
Net Reserves
Oil/Condensate	- Mbbl	5,495	3,146	2,209	74	66
Gas	- MMcf	18,402	5,237	12,902	81	182
Revenue
Oil/Condensate	- M$	305,458	174,232	123,426	4,139	3,661
Gas	- M$	91,949	32,837	57,930	365	817
Severance Taxes	- M$	18,597	9,333	8,864	195	205
Ad Valorem Taxes	- M$	0	0	0	0	0
Operating Expenses	- M$	0	0	0	0	0
Operating Income (BFIT)	- M$	378,811	197,736	172,492	4,309	4,274
Discounted at 10.0%	- M$	211,207	94,949	112,301	1,863	2,094
     In accordance with the Securities and Exchange Commission guidelines, the operating income

Mr. Ron Hooper
Permian Basin Royalty Trust Interests
February 10, 2010

(BFIT) has been discounted at an annual rate of 10% to determine its “present worth”. The discounted value, “present worth”, shown above should not be construed to represent an estimate of the fair market value by Cawley, Gillespie & Associates, Inc.
     The Permian Basin Royalty Trust consists of the Waddell Ranch Properties located in Crane County, Texas, and the Texas Royalty Properties located in various counties in Texas.
     As to the assumptions, methods and procedures used in connection with the preparation of this report, prices were forecast in accordance with Securities and Exchange Commission guidelines. These prices are determined as an unweighted arithmetic average of the first-day-of-the-month price for each month of 2009. The annual average Henry Hub gas price of $3.83 per MMBtu (Wall Street Journal) and average WTI Cushing oil price of $61.18 per barrel (Wall Street Journal) were used. The oil and gas prices were held constant and were adjusted for gravity, heating value, transportation and marketing. For the Texas Royalty Properties, the gas price was adjusted using a +$2.44 differential. For the Waddell Ranch Properties, the gas price was adjusted using a +$0.66 differential. For the Texas Royalty Properties, the oil price was adjusted using a differential of -$5.80 per barrel. For the Waddell Ranch Properties, the oil price was adjusted using a differential of -$5.31 per barrel.
     For the Waddell Ranch Properties, operating expenses and capital costs were based on an analysis of data provided by Schlumberger IPM and ConocoPhillips (on behalf of Burlington Resources Oil & Gas Company LP). Operating expenses include direct lease operating expenses and administrative overhead. Investments include drilling costs, work-over costs and production equipment costs. No operating expense or capital cost data is available for the Texas Royalty Properties since they are purely a royalty interest only. Riverhill Energy Corporation supplied the royalty production data for the Texas Royalty Properties. For these properties, the proved producing reserves are forecast to an estimated final production rate equal to approximately one-tenth to one-fifth of the current production rate. Based on an analysis of the Permian Basin Royalty Trust Monthly reports, severance taxes were forecast as 4.14% and 6.48% of oil and gas revenue, respectively, for the Waddell Ranch Properties. For the Texas Royalty Properties, severance taxes were forecast as 4.09% and 6.72% of oil and gas revenue, respectively. The ad valorem taxes were forecast as 4.64% and 8.58% for the Waddell Ranch Properties and the Texas Royalty Properties, respectively. Neither expenses nor investments were escalated. The cost of plugging and the salvage value of equipment have not been considered.
     The proved reserve classifications conform to criteria of the Securities and Exchange Commission. The reserves and economics are predicated on the regulatory agency classifications, rules, policies, laws, taxes and royalties in effect on the effective date except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions have not been considered. The reserves were estimated using a combination of the production performance, volumetric and analogy methods, in each case as we considered appropriate and necessary to establish the conclusions set forth herein. We consider the assumptions, data, methods and procedures as described to be appropriate for the purpose of this report. All reserve estimates represent our best judgment based on data available at the time of preparation and assumptions as to future economic and regulatory conditions. Due to the inherent uncertainties of reserves estimates, it should be realized that the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.
     The reserve estimates were based on interpretations of factual data furnished by ConocoPhillips, Schlumberger IPM, Riverhill Energy Corporation and the Permian Basin Royalty Trust. Liquid and gas price information, cost and expense history, subject wells and ownership were supplied by one or more of the above and were accepted as furnished. To some extent, information from public records has been used to

Mr. Ron Hooper
Permian Basin Royalty Trust Interests
February 10, 2010

check and/or supplement these data. The basic engineering and geological data were utilized subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data. An on-site inspection of these properties has not been made nor have the wells been tested by Cawley, Gillespie & Associates, Inc.
     Cawley, Gillespie & Associates, Inc. is independent with respect to the Permian Basin Royalty Trust as provided in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers. Neither Cawley, Gillespie & Associates, Inc. nor any of its employees has any interest in the subject properties. Neither the employment to make this study nor the compensation is contingent on the results of our work or the future production rates for the subject properties.
     Our work-papers and related data are available for inspection and review by authorized parties.
Respectfully submitted,

CAWLEY, GILLESPIE & ASSOCIATES, INC.
KJM:rkf